Contact

www.linkedin.com/in/
matthewberman1 (LinkedIn)
connyct.com (Company)
emerald.digital (Company)

Top Skills

Business Strategy
Integrated Marketing
Social Media Marketing

Matthew Berman

CEO Emerald Digital + Connyct | Building Big Brands
New Orleans, Louisiana, United States

Summary

For 15 years, I have been helping businesses thrive in the areas that matter most -- sales, leads, engagement, and awareness.

I've been honored to work with thousands of clients from all over the world and to transform their businesses through strategic marketing, creative, technology, and operations.

I am the CEO at Emerald Digital. We are an award-winning digital marketing agency operating out of New York, New Orleans, and Miami. Emerald Digital creates and executes omnichannel marketing campaigns for consumer goods brands, law firms, healthcare services, manufacturing firms, online stores, financial services providers, and others. Through a mix of marketing, technology, and creative, Emerald Digital helps clients achieve measurable business goals.

I am responsible for overseeing agency operations, strategy, and nurturing client relationships. I help brands navigate and flourish in a digital-first world. I also own and operate Ember Networks, a digital marketing agency, and a hospitality business.

As a serial entrepreneur, I have created and scaled several companies through digital marketing tactics. I'm fortunate enough to be a published writer, my articles on business, marketing, and digital transformation are frequently featured in Entrepreneur, MediaPost, Thrive Global, and other publications.

Experience

Emerald Digital

6 years 3 months

Chief Executive Officer
January 2022 - Present (3 years 2 months)

New Orleans, Louisiana, United States

We are a marketing agency committed to delivering stellar + measurable results for our clients. We grow businesses, we find marketing solutions, we find leads, we generate sales.

Under my guidance, Emerald Digital has helped hundreds of clients. We have grown to operate out of New York, New Orleans, and Miami. Our agency has experienced tremendous growth, highlighted by a triple-digit increase in 2020.

We have ranked businesses for some of the most competitive search keywords in the country.
We have grown organic website traffic (for a well-known & established media brand) by over 1,500%.
We quadrupled a client's B2B sales through a PPC / social campaign.

Contact me for new business or media opportunities.

President
December 2018 - February 2023 (4 years 3 months)
Greater New Orleans Area

We are a marketing agency committed to delivering stellar + measurable results for our clients. We grow businesses, we find marketing solutions, we find leads, we generate sales.

Under my guidance, Emerald Digital has helped hundreds of clients. We have grown to operate out of New York, New Orleans, and Miami. Our agency has experienced tremendous growth, highlighted by a triple-digit increase in 2020.

We have ranked businesses for some of the most competitive search keywords in the country.
We have grown organic website traffic (for a well-known & established media brand) by over 1,500%.
We quadrupled a client's B2B sales through a PPC / social campaign.

Contact me for new business or media opportunities.

Connyct
2 years

Chief Executive Officer & Co-Founder
November 2023 - Present (1 year 4 months)

Chief Marketing Officer & Co-Founder
March 2023 - November 2023 (9 months)

Ember Networks
President
May 2011 - Present (13 years 10 months)
Greater New Orleans Area

Ember Networks is a digital marketing agency located in New Orleans but our clients come from all over the country.

I oversee everything and specialize in:

• Business Development
• Web Development
• Wordpress Development
• Content Marketing
• Social Media Marketing
• Video Production
• Brand Photography
• Search Engine Optimization
• Pay-Per-Click PPC Management
• Mobile Optimization
• Website Analytics
• Digital Marketing Strategy
• Lead Generation

Zehnder Communications
2 years 4 months

Digital / Social Strategist
June 2009 - May 2011 (2 years)

Client: Firefly Vodka

• Develop and expand digital footprint for brand using social media channels
• Acting as National Brand Ambassador
• Grew Facebook Fan base from 0 fans to 60,702 fans
• Grew Twitter followers from 0 to 13,108 followers (third largest online alcohol entity on the platform)
• Identifying and planning nationwide event opportunities (including strategic partnerships with brands such as Southwest Airlines, Brooklyn Vegan, and more)

• Managing cross-country ambassador team (including mobile RV tour)
• Managed "Flavor The Music" digital promotion in which independent bands competed for a chance to win recording opportunities and financial assistance.
• Managed Fourth of Firefly yearly holiday promotion (online and offline promotion designed to position Firefly as the drink of Fourth of July)
• Created and distrubted online content
• Responding to all customer email inquiries.
• Create content for email marketing campaigns
• Monitoring online activity and identifying influencers

Client: Sazerac Company, Fireball Whisky, Louisiana Seafood Board, Dr. McGillicuddy Schnapps, Eagle Rare Bourbon, Buffalo Trace Whisky, and more

• Conduct social media listening and analysis campaigns. Define where brand sits in current social space and develop programs to activate and expand digital marketing efforts

Associate
February 2009 - June 2009 (5 months)

Warren Cohn for State Committee
Director of Communications
May 2010 - September 2010 (5 months)

Chunnel.TV
Co-Founder and CMO
August 2008 - November 2009 (1 year 4 months)

o Created business plan

o Secured seed funding from communications conglomerate WPP

o Developed comprehensive strategies for competing in the online marketplace

o Lead and coordinated social media marketing campaigns

o   Negotiate contracts with independent content producers

Freelance
Music Production
July 2007 - January 2009 (1 year 7 months)

Freelance Music Production services

Berlin Cameron

Associate
May 2007 - August 2008 (1 year 4 months)

Education

Tulane University - A.B. Freeman School of Business
 · (2005 - 2009)

Tulane University
BS, Double in Marketing and Management · (2005 - 2009)